UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended October 14, 2011

Commission File Number: 000-29916

AMERICAN BONANZA GOLD CORP.
(Translation of registrant's name into English)

Suite 1238, 200 Granville Street,
Vancouver, BC, V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F    [           ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]   No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

Exhibits

99.1	Press Release dated January 11, 2011

99.2	Press Release dated February 1, 2011

99.3	Press Release dated February 3, 2011

99.4	Press Release dated February 15, 2011

99.5	Press Release dated February 28, 2011

99.6	Press Release dated March 8, 2011

99.7	Press Release dated March 23, 2011

99.8	Press Release dated March 30, 2011

99.9	Press Release dated April 11, 2011

99.10	Press Release dated April 20, 2011

99.11	Press Release dated May 13, 2011

99.12	Press Release dated May 27, 2011

99.13	Press Release dated June 8, 2011

99.14	Press Release dated September 13, 2011

99.15	Press Release dated October 11, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Bonanza Gold Corp.
(Registrant)

Date: October 14, 2011	By:	/s/ Catherine Tanaka
Catherine Tanaka

Corporate Secretary